Issuer Free Writing Prospectus	Filed pursuant to Rule 433
Dated November 17, 2010	Registration Statement No. 333-170375

Scorpio Tankers Inc.

4,575,000 Shares

Issuer:	Scorpio Tankers Inc.
Symbol / Exchange:	STNG / NYSE
Size:	$44,835,000 (pre-greenshoe)
Shares offered by Scorpio Tankers Inc.	4,575,000 shares
Greenshoe:	686,250 shares; option to purchase additional shares from the company.
Price to public:	$9.80 per share
Trade date:	November 16, 2010
Closing date:	November 22, 2010
CUSIP:	Y7542C106

Sole Bookrunning Manager:	Morgan Stanley & Co. Incorporated

Co-managers:	Fearnley Fonds ASA Dahlman Rose & Company, LLC Lazard Capital Markets LLC Knight Capital Markets LLC DVB Capital Markets LLC

Scorpio Tankers Inc. (the “Company”) has been informed by Morgan Stanley & Co. Incorporated (“Morgan Stanley”) that Morgan Stanley bought 170,305 shares of the Company’s common stock on behalf of the underwriters of this offering at an average purchase price of $9.80 per share on November 16, 2010 in pre-stabilization activities.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at (866) 718-1649, or by e-mailing prospectus@morganstanley.com. You may also access the issuer’s most recent preliminary prospectus dated November 15, 2010 included in Amendment No. 1 to the registration statement on Form F-1 through the following link: http://www.sec.gov/Archives/edgar/data/1483934/000119312510261165/df1a.htm.